FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 16, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Cellcom Israel Announces Third Quarter 2009 Results
2. Cellcom Israel Ltd. and its Consolidated Subsidiaries - Financial Statements, as at September 30, 2009.

Item 1

CELLCOM ISRAEL ANNOUNCES THIRD QUARTER 2009 RESULTS
WITH RECORD REVENUES, OPERATING INCOME AND EBITDA1

------------------------

Cellcom Israel declares a third quarter dividend of NIS 2.90 per share (totals approx. NIS 286 million)

Third Quarter 2009 Highlights (compared to the third quarter 20082):

▪	Total Revenues increased 1.5% reaching NIS 1,675 million ($446 million)

▪	Total Revenues from services increased 0.9% to NIS 1,493 million ($397 million)

▪	Revenues from content and value added services (including SMS) increased 32.4%, representing 15.3% of services revenues

▪	EBITDA[3] increased 2.6% to NIS 670 million ($178 million); EBITDA margin 40%[3], up from 39.6%

▪	Operating income increased 5.4% to NIS 468 million ($125 million)

▪	Net income[4] increased 19.4% to NIS 289 million ($77 million)

▪	Free cash flow[1] totaled NIS 454 million ($121 million)

▪	Subscriber base increased by approx. 31,000 net subscribers during the quarter, mostly post-paid subscribers; reaching approx. 3.259 million at the end of September 2009

▪	3G subscribers reached approx. 941,000 at the end of September 2009, net addition of approx. 64,000 in the third quarter 2009

▪	The Company declared a third quarter dividend of NIS 2.90 per share

Netanya, Israel – November 16, 2009 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the third quarter of 2009. Revenues for the third quarter 2009 totaled NIS 1,675 million ($446 million); EBITDA for the third quarter 2009 totaled NIS 670 million3 ($178 million), or 40%3 of revenues; and net income for the third quarter 2009 reached NIS 289 million4 ($77 million). Basic earnings per share for the third quarter 2009 reached NIS 2.94 ($0.78).

1    Please see "Use of Non-GAAP financial measures" section at the end of this press release.

2   Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for third quarter 2008 was changed to reflect the retrospective application of that change.

3   After elimination of a one-time provision in the amount of NIS 15 million. Without elimination of this one-time provision, EBITDA increased 0.3% and totaled NIS 655 million and EBITDA margin totaled 39.1%. See "Cost of revenues" section in this press release.

4   Net income includes a one-time provision in the amount of NIS 11 million (after tax) and a one-time tax income in the amount of NIS 41 million. After elimination of these one-time effects, net income increased 7%. See "Cost of revenues" and "Income tax" sections in this press release.

Commenting on the results, Amos Shapira, Chief Executive Officer said, “This has been another quarter of strong financial performance as we achieved record revenues, operating income and EBITDA, all of which the highest in the Company’s history. We continued to strengthen our leading market position, further increasing our customer base, with an approximate 39% year over year increase in our 3G subscribers, characterized by higher ARPU. This strong financial performance and growing market position is especially noteworthy in light of the ongoing airtime price erosion, the competitive and regulatory environment, as well as the challenging macro-economic environment.

After substantial amount of quarters of rapid growth of content and SMS revenues, this quarter we have also became the cellular operator with the highest revenues in this area. Furthermore, this quarter our landline service revenues to the business segment continued to grow, as we continue to leverage our fiber optic and microwave infrastructure.

We at Cellcom Israel, remain focused on the Company's core competencies, cellular communications, while continuing to develop new businesses in areas, which are synergetic to our core business and can produce reasonable return on both the organizational and management investment. Our strategy to focus in the core business is the main factor for our being market leaders in terms of revenues, profit and profit margins and now also in content and SMS revenues.

Along with our effort to generate revenues and profitability growth, we continue tirelessly our efficiency measures in any area or business of the Company. All these efforts to increase revenues, develop additional businesses and continue with efficiency measures, go hand in hand with our improved customer service, as reflected in the "Public Trust" organization report, which stated that Cellcom Israel provides the best quality of customer care in the Israeli Cellular market and that we received the lowest number of customer complaints although we have the highest number of subscribers in the Israeli cellular market.

We believe that our steadfast focus on our core competencies and proven business strategy, paired with our strong cash flow, will enable us to continue to successfully navigate our business. Furthermore, we believe that the dynamic changes in the local communications market may create many opportunities. We will identify and track these opportunities once they arise, and analyze them with a goal to continuing to generate long term growth”, concluded Mr. Shapira.

Yaacov Heen, Chief Financial Officer, commented: "Our record revenues, operating income and EBITDA were primarily achieved due to a 32.4% increase in revenues from content and value added services as well as growing landline revenues. These two revenue growth drivers totally offset the decline in roaming revenues this quarter, primarily attributed to the macro-economic environment. Moreover, our continued prudent expense management further contributed to profitability with EBITDA increasing 2.6%3 from last year, reaching NIS 670 million3. In terms of cash generation, we continued to generate a healthy Free cash flow, totaling to NIS 454 million, enabling us to once again distribute approximately NIS 286 million, representing approximately 99% of net income, as a dividend to our shareholders.”

Main Financial and Performance Indicators5:

	Q3/2009	Q3/2008	% Change	Q3/2009	Q3/2008
	million NIS			million US$ (convenience translation)
Total Services revenues	1,493	1,480	0.9%	397.3	393.8
Revenues from content and value added services	229	173	32.4%	60.9	46.0
Handset and accessories revenues	182	170	7.1%	48.4	45.2
Total revenues	1,675	1,650	1.5%	445.7	439.1
Operating income	468	444	5.4%	124.5	118.1
Net Income	289	242	19.4%	76.9	64.4
EBITDA, after elimination of a one-time provision[3] in Q3/2009	670	653	2.6%	178.3	173.8
EBITDA, as percent of Revenues, after elimination of a one-time provision[3] in Q3/2009	40.0%	39.6%	1.0%
Subscribers end of period (in thousands)	3,259	3,157	3.2%
Monthly ARPU	150.4	154.3	(2.5%)	40.0	41.1
Average Monthly MOU *	338.1	336.3	0.5%

*
Following the regulatory requirement to change the basic airtime charging unit from twelve-seconds to one-second units commencing January 1, 2009, MOU for the third quarter of 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the third quarter of 2008 based on the former charging units was 357.4 minutes.

Financial Review

Revenues for the third quarter of 2009 increased 1.5% totaling NIS 1,675 million ($446 million), compared to NIS 1,650 million ($439 million) in the third quarter last year. The increase in revenues is attributed to a 0.9% increase in revenues from services, which reached NIS 1,493 million ($397 million) in the third quarter 2009 as compared to NIS 1,480 million ($394 million) in the third quarter last year. The increase also resulted from a 7.1% increase in handset and accessories’ revenues, which rose from NIS 170 million ($45 million) in the third quarter last year, to NIS 182 million ($48 million) in the third quarter 2009.

The higher service revenues resulted mainly from a 32.4% increase in content and value added services (including SMS) revenues in the third quarter 2009, compared to the third quarter last year. Revenues from content and value added services reached NIS 229 million ($61 million), or 15.3% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by the ongoing airtime price erosion as well as a substantial decrease in revenues from roaming services following the significant reduction in incoming and outgoing tourism resulting from the global economic slowdown.

5  Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for third quarter 2008 was changed to reflect the retrospective application of that change.

Cost of revenues for the third quarter of 2009 totaled NIS 856 million ($228 million) compared to NIS 852 million ($227 million) in the third quarter last year. Cost of revenues reflects the deferral of handsets subsidies, which amounted to NIS 21 million ($6 million) in the third quarter of 2009 compared to NIS 23 million ($6 million) in the third quarter last year. The amortization of such deferred handsets subsidies totaled NIS 18 million ($5 million) in the third quarter 2009 compared to NIS 19 million ($5 million) in the third quarter 2008. The increase in cost of revenues resulted mainly from a one-time provision in the amount of NIS 15 million ($4 million), since the Company intends to negotiate a settlement of a dispute with the Ministry of Communications regarding frequencies fees, pending in the Israeli Supreme Court. The increase in cost of revenues also resulted from an increase in cost of content and value-added services, due to increased usage, as well as an increase in rent expenses. These increases were partially offset by a decrease in royalties to the Ministry of Communications due to the lower royalties' rate in 2009, a decrease in handset costs resulting from a decline in the number of handsets sold during the third quarter of 2009, as compared to the third quarter of last year, as well as lower depreciation expenses.

Gross profit for the third quarter of 2009 increased 2.6%, reaching NIS 819 million ($218 million), compared to NIS 798 million ($212 million) in the third quarter of 2008. Gross profit margin for the third quarter 2009 increased from 48.4% in the third quarter last year to 48.9%.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2009 decreased 0.3% to NIS 351 million ($93 million), compared to NIS 352 million ($94 million) in the third quarter of 2008. The decrease in SG&A Expenses in the quarter is mainly due to a decrease in advertising expenses. This decrease was partially offset by an increase in amortization of deferred sales commissions from NIS 10 million ($3 million) in third quarter last year to NIS 15 million ($4 million) in the third quarter this year, while deferred sales commissions increased from approximately NIS 14 million ($4 million) in third quarter last year to approximately NIS 16 million ($4 million) in the third quarter this year. The decrease in SG&A Expenses was also offset in part by an increase in bad debts and doubtful accounts expenses, following, among others, the number portability, which allows subscribers to switch between cellular operators prior to settling their outstanding debt. The increase in bad debts and doubtful accounts also has been influenced by the global economic slowdown.

Operating income for the third quarter 2009 increased 5.4%, reaching a record of NIS 468 million ($125 million), compared to NIS 444 million ($118 million) in the third quarter last year.

EBITDA for the third quarter 2009, excluding the above mentioned one-time provision, increased 2.6% to a record of NIS 670 million ($178 million). Including the above mentioned one-time provision, EBITDA increased 0.3%, also reaching a record of NIS 655 million ($174 million), compared to NIS 653 million ($174 million) in the third quarter of 2008. EBITDA, as a percent of revenues, totaled

40.0%, or 39.1% without elimination of the above mentioned one-time provision, compared to 39.6% in the third quarter last year.

Financing Expenses, net for the third quarter 2009 totaled NIS 122 million ($32 million), compared to NIS 109 million ($29 million) in the third quarter last year. The increase resulted mainly from the increase in interest and Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, resulting from the increased debt level and higher inflation in the third quarter this year, as compared to the third quarter last year. The increase was partially offset by an income resulting from foreign currency differences, mainly with the appreciation of the NIS against the US dollar in the third quarter of 2009, impacting the trade payables balances in the third quarter of 2009, as compared to an expense in the third quarter last year, resulted from the depreciation of the NIS against the US dollar in the third quarter of 2008.

Income tax for the third quarter 2009 decreased 38.7%, totaling NIS 57 million ($15 million), compared to NIS 93 million ($25 million) in the third quarter last year. The decrease was mainly due to the Israeli parliament enactment of the law of "Economic efficiency improvement" (legislation amendments for the implementation of  the Economic program for the years 2009 and 2010), which provides, among others, for a gradual reduction of the Corporate tax rate from 25% in 2010 up to 18% in the year 2016 onward. The aforementioned change in the tax rates resulted in the reduction of deferred tax liabilities and the recognition of a one-time tax income of approximately NIS 41 million ($11 million) in the third quarter of 2009.

Net Income for the third quarter 2009, including the effects of the above mentioned one-time provision and one-time tax income, increased 19.4% to NIS 289 million ($77 million), compared to NIS 242 million ($64 million) in the third quarter last year. Excluding the above mentioned one-time effects, net income increased 7.0% to NIS 259 million ($69 million). Basic earnings per share for the third quarter 2009 (including the above mentioned one-time effects) totaled NIS 2.94 ($0.78), compared to NIS 2.48 ($0.66) in the third quarter 2008.

Operating Review

New Subscribers – at the end of September 2009 the Company had approximately 3.259 million subscribers. During the third quarter of 2009 the Company added approximately 31,000 net new subscribers, mostly post-paid.

In the third quarter of 2009, the Company added approximately 64,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 941,000 3G subscribers at the end of September 2009. The Company’s 3G subscribers represented 28.9% of the Company’s total subscriber base at the end of the third quarter 2009, an increase from the 21.5% 3G subscribers represented of total subscribers at the end of September 2008.

The Churn Rate in the third quarter 2009 totaled to 4.9%, compared to 4.4% in the third quarter last year. The quarterly churn remains primarily impacted by the churn of lower contribution pre-paid subscribers and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the third quarter 2009 totaled 338.1 minutes, compared to 336.3 minutes in the third quarter 2008, an increase of 0.5%. Following the regulatory requirement to change the basic airtime charging units from twelve-seconds to one-second units commencing January 1, 2009, MOU for the third quarter 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the third quarter of 2008 based on the former charging units was 357.4 minutes.

The monthly Average Revenue per User (ARPU) for the third quarter 2009 and totaled NIS 150.4 ($40.0), a 2.5% decrease compared to NIS 154.3 ($41.1) in the third quarter last year. This decrease resulted, among others, from the lower roaming revenues recorded during the third quarter 2009 following the decline in tourism.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2009 totaled NIS 454 million ($121 million), compared to NIS 480 million ($128 million) generated in the third quarter of 2008. Free cash flow for the third quarter this year includes NIS 124 million ($33 million) invested in the Company's current debentures portfolio according to its investment policy. Free cash flow for the first nine months of 2009 totaled NIS 1,247 million, an approximate 47% increase compared to the first nine months of 2008.

Shareholders' Equity

Shareholders' Equity as of September 30, 2009 amounted to NIS 389 million ($103 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the third quarter 2009, the Company invested NIS 156 million ($42 million) in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 166 million ($44 million) in the third quarter 2008.

Dividend

On November 15, 2009, the Company's board of directors declared a cash dividend in the amount of NIS 2.90 per share, and in the aggregate amount of approximately NIS 286 million (the equivalent of approximately $0.77 per share and approximately $76 million in the aggregate, based on the representative rate of exchange on November 12, 2009; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 10, 2009), subject to withholding tax described below. The total dividend amount may increase to up to approximately NIS 287 million if new shares are issued prior to the dividend record date, as a result of the exercise of options under the Company's "2006 Share Incentive Plan" (for additional details please see the Company's most recent annual report for the year ended December 31, 2008 on Form 20-F under "Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2006 Share Incentive Plan" and "Item 6. Directors, Senior Management and Employees – D. Employees – 2006 Share Incentive Plan").  The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on December 2, 2009. The payment date will be December 14, 2009. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the third quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2008 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the third quarter of 2009 and subsequent to balance sheet date

Site Licensing

Following the previously reported recommendations of an Israeli inter-ministry committee regarding the appropriateness of future application of the exemption from obtaining building permits for radio access devices, relied upon by cellular operators, including the Company, the Attorney General of Israel concluded that current application of the exemption does not balance properly the different interests involved and therefore cannot continue. The Attorney General further concluded that in accordance with its authority under applicable law, the Ministry of Interior (in consultation with the Ministry of Communications) should prepare regulations setting conditions for the application of the exemption, such as limiting the exemption to extraordinary circumstances, and bring such regulations for approval by the Economy Committee of the Israeli Parliament by the end of October 2009. Conditions substantially limiting the Company's ability to use the exemption could adversely affect the

Company's existing network and network build-out. To the best of the Company's knowledge, to date, no such regulations were brought before the Economy Committee.

As previously disclosed, additional hardship on the construction and operation of cell sites is expected if the proposed changes to the National Zoning Plan 36, which includes guidelines for constructing cell sites, are approved by the National Committee and thereafter by the government of Israel. The National Committee is expected to deliberate on the subject in the coming weeks.

For additional details see the Company’s most recent annual report for the year ended December 31, 2008 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction – National Zoning Plan 36, Site Licensing” and “Construction and operating permits from the commissioner of environmental radiation” as well as our report on Form 6-K dated August 17, 2009 under "Site Licensing".

Regulation

The Ministry of Communications has commenced examination of the interconnect fees and pricing of a cellular network elements, following the previously reported 2008 resolutions of the Israeli government to (1) examine interconnect fees and further revise them and (2) to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the cellular market, which was followed by an amendment to the Communication Law in July 2009, instructing the Ministry Of Communications, among others, to set the price of the service, should the operator and MVNO fail to reach an agreement within 6 months, due to unreasonable conditions imposed by the cellular operator.

In addition, the Ministry of Communications has published general principles for an additional UMTS spectrum tender, expected to be published by the beginning of 2010. According to the principles published, which the MOC noted that may still change, the tender will include additional UMTS spectrum for two additional UMTS operators; participation will be allowed for new operators and MIRS communication Ltd. – the only cellular operator without a UMTS network; and the winners shall be awarded various benefits and leniencies such as discounts in spectrum fees and a five year exemption from royalties payment, rebates on spectrum allocation fees and license fees; additional means to facilitate their entry are under consideration.

For additional details see the Company’s most recent annual report for the year ended December 31, 2008 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations"  and "We face intense competition in all aspects of our business” as well as under "Item 4. Information on the

Company – B. Business Overview – Competition" and "Government Regulations – Tariff Supervision" and "Mobile Virtual Network Operators”.

Financing

In September 2009, the commissioner of capital markets, insurance and savings in the in the Ministry of Finance, has published a draft circular as to the adoption of recommendations included in an interim report of a committee nominated in order to set parameters of conduct of institutional investors providing credit through acquisition of non-governmental debentures. The committee's interim report, which was published for comments of the public, includes recommendations for regulatory intervention in establishing internal procedures, verification that the debentures include certain contractual terms and obtaining of necessary information for examination of investment in the debentures, to be required of institutional investors before investing in non governmental debentures at their issuance stage. There is no certainty as to what will be the committee's final recommendations and which recommendations will be adopted. If the committee's interim report recommendations are adopted, they may adversely affect the Company's possibilities of raising debt from institutional investors.

For additional details on the Company's debt see the Company’s most recent annual report for the year ended December 31, 2008 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability" and under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources", as well as our report on Form 6-K dated May 26, 2009 under "Shelf prospectus and issuance of debentures".

Conference Call Details

The Company will be hosting a conference call on Monday, November 16, 2009 at 09:00 am ET, 04:00 pm Israel time, and 02:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0650	International Dial-in Number: +972 3 918 0650
at: 09:00 am Eastern Time; 06:00 am Pacific Time; 02:00 pm UK Time; 04:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.259 million subscribers (as at September 30, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2008.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.758 = US$ 1 as published by the Bank of Israel on September 30, 2009.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in marketable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
	September 30,	September 30,	September 30,	December 31,
	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	976	260	195	275
Current investments, including derivatives	213	57	**72	**68
Trade receivables	1,584	421	1,503	1,478
Other receivables	73	19	**59	**44
Inventory	123	33	137	119

Total current assets	2,969	790	1,966	1,984

Trade and other receivables	622	165	610	602
Property, plant and equipment, net	2,066	550	2,186	2,159
Intangible assets, net	707	188	739	743

Total non- current assets	3,395	903	3,535	3,504

Total assets	6,364	1,693	5,501	5,488

Liabilities
Debentures current maturities	341	91	331	329
Trade payables and accrued expenses	788	210	708	677
Current tax liabilities	127	34	84	85
Provisions	78	20	77	47
Other current liabilities, including derivatives	345	92	319	385

Total current liabilities	1,679	447	1,519	1,523

Debentures	4,179	1,112	3,417	3,401
Provisions	17	5	15	17
Other long-term liabilities	1	-	1	1
Deferred taxes	99	26	141	156

Total non- current liabilities	4,296	1,143	3,574	3,575

Total liabilities	5,975	1,590	5,093	5,098

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(24)	(6)	(44)	(11)
Retained earnings	412	109	451	400

Total shareholders’ equity	389	103	408	390

Total liabilities and shareholders’ equity	6,364	1,693	5,501	5,488

(*)   Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"
(**)  Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Nine- month period ended			Three- month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	4,844	1,289	4,845	1,675	446	1,650	6,417
Cost of revenues	2,486	662	2,549	856	228	852	3,396

Gross profit	2,358	627	2,296	819	218	798	3,021

Selling and marketing expenses	520	138	521	185	49	188	701
General and administrative expenses	485	129	491	166	44	164	659
Other (income) expenses, net	4	1	(16)	-	-	2	(29)

Operating income	1,349	359	1,300	468	125	444	1,690

Financing income	141	37	94	29	7	14	83
Financing expenses	(302)	(80)	(357)	(151)	(40)	(123)	(393)
Financing expenses, net	(161)	(43)	(263)	(122)	(33)	(109)	(310)

Income before income tax	1,188	316	1,037	346	92	335	1,380
Income tax	277	74	291	57	15	93	391

Net income	911	242	746	289	77	242	989

Earnings per share
Basic earnings per share in NIS	9.26	2.46	7.64	2.94	0.78	2.48	10.12

Diluted earnings per share in NIS	9.17	2.44	7.52	2.91	0.77	2.44	9.96

(*) Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	911	242	746	289	77	242	989
Adjustments to reconcile net income to funds generated from operations:
Depreciation	353	94	428	115	31	142	570
Amortization	213	57	182	72	19	65	251
Capital gain on sale of land	-	-	(9)	-	-	-	(9)
Loss (gain) on sale of assets	5	1	(6)	1	-	2	(9)
Income tax expense	277	74	291	57	15	93	391
Financial (income) costs, net	161	43	263	122	33	109	310
Share based payments	1	-	20	1	-	3	28
Changes in operating assets and liabilities:
Changes in inventories	(57)	(15)	40	(29)	(8)	(11)	36
Changes in trade receivables (including long-term amounts)	(85)	(23)	(163)	(34)	(9)	(50)	(117)
Changes in other receivables (including long-term amounts)	(45)	(12)	(44)	43	12	(2)	(34)
Changes in trade payables and accrued expenses	182	49	(175)	58	16	93	(271)
Changes in other liabilities (including long-term amounts)	(4)	(1)	77	5	1	43	99
Proceeds (payments) for inventory hedging contracts, net	22	6	(34)	5	1	(14)	(38)
Proceeds (payments) for derivative contracts, net	19	5	(8)	(15)	(4)	(4)	18
Income tax paid	(290)	(77)	(355)	(101)	(27)	(95)	(451)
Net cash provided by operating activities	1,663	443	1,253	589	157	616	1,763

(*)  Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(285)	(76)	(323)	(89)	(24)	(98)	(429)
Acquisition of intangible assets	(137)	(37)	(129)	(48)	(13)	(35)	(175)
Change in current investments, net	(124)	(33)	-	(124)	(33)	-	-
Payments for derivative hedging contracts, net	-	-	(17)	-	-	(7)	(17)
Proceeds from sales of property, plant, and equipment	2	1	13	2	1	-	19
Interest received	4	1	15	-	-	2	17
Proceeds from sale of long term assets	-	-	39	-	-	2	39

Net cash used in investing activities	(540)	(144)	(402)	(259)	(69)	(136)	(546)

Cash flows from financing activities
Proceeds from derivative contracts, net	9	2	17	5	1	2	31
Repayment of long-term loans from banks	-	-	(648)	-	-	-	(648)
Repayment of Debentures	(332)	(88)	(125)	(168)	(44)	(125)	(125)
Proceeds from issuance of debentures, net of issuance costs	989	263	589	-	-	-	589
Dividend paid	(898)	(239)	(1,225)	(302)	(80)	(270)	(1,525)
Interest paid	(190)	(50)	(175)	(112)	(30)	(87)	(175)

Net cash provided by (used in) financing activities	(422)	(112)	(1,567)	(577)	(153)	(480)	(1,853)

Changes in cash and cash equivalents	701	187	(716)	(247)	(65)	-	(636)
Balance of cash and cash equivalents at beginning of the period	275	73	911	1,223	325	195	911
Balance of cash and cash equivalents at end of the period	976	260	195	976	260	195	275

 (*)   Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
	2009 NIS millions	Convenience translation into US dollar 2009 US$ millions	2008 NIS millions	2008 NIS millions

Net income	289	77	242	989
Income taxes	57	15	93	391
Financing income	(29)	(8)	(14)	(83)
Financing expenses	151	40	123	393
Other expenses (income)	-	-	2	(29)
Depreciation and amortization	187	50	207	821
EBITDA	655	174	653	2,482

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
	2009 NIS millions	Convenience translation into US dollar 2009 US$ millions	2008 NIS millions	2008 NIS millions
Cash flows from operating activities	589	157	616	1,763
Cash flows from investing activities	(259)	(69)	(136)	(546)
short-term Investment in marketable debentures	124	33	-	-
Free cash flow	454	121	480	1,217

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at September 30, 2009 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at September 30, 2009

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Financial position

		Convenience
		translation
		into US dollar
		(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	976	260	195	275
Current investments, including derivatives	213	57	**72	**68
Trade receivables	1,584	421	1,503	1,478
Other receivables	73	19	**59	**44
Inventory	123	33	137	119
Total current assets	2,969	790	1,966	1,984

Trade and other receivables	622	165	610	602
Property, plant and equipment, net	2,066	550	2,186	2,159
Intangible assets, net	707	188	739	743
Total non- current assets	3,395	903	3,535	3,504
Total assets	6,364	1,693	5,501	5,488

Liabilities
Debentures current maturities	341	91	331	329
Trade payables and accrued expenses	788	210	708	677
Current tax liabilities	127	34	84	85
Provisions	78	20	77	47
Other current liabilities, including derivatives	345	92	319	385
Total current liabilities	1,679	447	1,519	1,523

Debentures	4,179	1,112	3,417	3,401
Provisions	17	5	15	17
Other long-term liabilities	1	-	1	1
Deferred taxes	99	26	141	156
Total non- current liabilities	4,296	1,143	3,574	3,575
Total liabilities	5,975	1,590	5,093	5,098

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(24)	(6)	(44)	(11)
Retained earnings	412	109	451	400
Total shareholders’ equity	389	103	408	390
Total liabilities and shareholders’ equity	6,364	1,693	5,501	5,488

(*) Retrospective application due to accounting policy change- see note 3A
(**) Reclassified – see note 3C

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Nine- month period ended			Three- month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	4,844	1,289	4,845	1,675	446	1,650	6,417
Cost of revenues	2,486	662	2,549	856	228	852	3,396

Gross profit	2,358	627	2,296	819	218	798	3,021

Selling and marketing expenses	520	138	521	185	49	188	701
General and administrative expenses	485	129	491	166	44	164	659
Other (income) expenses, net	4	1	(16)	-	-	2	(29)

Operating income	1,349	359	1,300	468	125	444	1,690

Financing income	141	37	94	29	7	14	83
Financing expenses	(302)	(80)	(357)	(151)	(40)	(123)	(393)
Financing expenses, net	(161)	(43)	(263)	(122)	(33)	(109)	(310)

Income before income tax	1,188	316	1,037	346	92	335	1,380
Income tax	277	74	291	57	15	93	391

Net income	911	242	746	289	77	242	989

Earnings per share
Basic earnings per share in NIS	9.26	2.46	7.64	2.94	0.78	2.48	10.12

Diluted earnings per share in NIS	9.17	2.44	7.52	2.91	0.77	2.44	9.96

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of Comprehensive Income

	Nine- month period ended			Three- month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	(14)	(4)	35	(6)	(2)	17	44
Changes in fair value of cash flow hedges	(3)	(1)	(37)	(9)	(3)	3	(10)
Income tax on other comprehensive income	4	1	(9)	2	1	(4)	(12)

Other comprehensive income, net of income tax	(13)	(4)	(11)	(13)	(4)	16	22

Net income for period	911	242	746	289	77	242	989

Total comprehensive income for the period	898	238	735	276	73	258	1,011

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of changes in shareholders' equity

	Share capital amount	Cash flow hedge reserve	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the nine-month period ended September 30, 2009 (Unaudited)
Balance as of January 1, 2009 (Audited)*	1	(11)	400	390	104
Comprehensive income for the period	-	(13)	911	898	238
Share based payments	-	-	1	1	-
Cash dividend paid	-	-	(900)	(900)	(239)
Balance as of September 30, 2009 (Unaudited)	1	(24)	412	389	103

	Share capital amount	Cash flow hedge reserve	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the nine-month period ended September 30, 2008 (Unaudited)
Balance as of January 1, 2008 (Audited)*	1	(33)	913	881	234
Comprehensive income for the period*	-	(11)	746	735	196
Share based payments	-	-	20	20	5
Cash dividend paid	-	-	(1,228)	(1,228)	(326)
Balance as of September 30, 2008 (Unaudited)	1	(44)	451	408	109

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended September 30, 2009 (Unaudited)
Balance as of June 30, 2009 (Unaudited)*	1	(11)	422	412	110
Comprehensive income for the period	-	(13)	289	276	73
Share based payments			1	1	-
Cash dividend paid	-	-	(300)	(300)	(80)
Balance as of September 30, 2009 (Unaudited)	1	(24)	412	389	103

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of changes in shareholders' equity (cont'd)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended September 30, 2008 (Unaudited)
Balance as of June 30, 2008 (Unaudited)*	1	(60)	476	417	111
Comprehensive income for the period	-	16	242	258	69
Share based payments	-	-	3	3	1
Cash dividend paid	-	-	(270)	(270)	(72)
Balance as of September 30, 2008 (Unaudited)	1	(44)	451	408	109

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the year ended December 31, 2008 (Audited)
Balance as of January 1, 2008 (Audited)*	1	(33)	913	881	234
Comprehensive income for the period*	-	22	989	1,011	269
Share based payments	-	-	28	28	7
Cash dividend paid	-	-	(1,530)	(1,530)	(406)
Balance as of December 31, 2008 (Audited)	1	(11)	400	390	104

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Nine- month period ended			Three- month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	911	242	746	289	77	242	989
Adjustments to reconcile net income to funds generated from operations:
Depreciation	353	94	428	115	31	142	570
Amortization	213	57	182	72	19	65	251
Capital gain on sale of land	-	-	(9)	-	-	-	(9)
Loss (gain) on sale of assets	5	1	(6)	1	-	2	(9)
Income tax expense	277	74	291	57	15	93	391
Financial (income) costs, net	161	43	263	122	33	109	310
Share based payments	1	-	20	1	-	3	28
Changes in operating assets and liabilities:
Changes in inventories	(57)	(15)	40	(29)	(8)	(11)	36
Changes in trade receivables (including long-term amounts)	(85)	(23)	(163)	(34)	(9)	(50)	(117)
Changes in other receivables (including long-term amounts)	(45)	(12)	(44)	43	12	(2)	(34)
Changes in trade payables and accrued expenses	182	49	(175)	58	16	93	(271)
Changes in other liabilities (including long-term amounts)	(4)	(1)	77	5	1	43	99
Proceeds (payments) for derivatives hedging contracts, net	22	6	(34)	5	1	(14)	(38)
Proceeds (payments) for derivative contracts, net	19	5	(8)	(15)	(4)	(4)	18
Income tax paid	(290)	(77)	(355)	(101)	(27)	(95)	(451)
Net cash provided by operating activities	1,663	443	1,253	589	157	616	1,763

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

	Nine- month period ended			Three- month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(285)	(76)	(323)	(89)	(24)	(98)	(429)
Acquisition of intangible assets	(137)	(37)	(129)	(48)	(13)	(35)	(175)
Change in current investments, net	(124)	(33)	-	(124)	(33)	-	-
Payments for derivative hedging contracts, net	-	-	(17)	-	-	(7)	(17)
Proceeds from sales of property, plant, and equipment	2	1	13	2	1	-	19
Interest received	4	1	15	-	-	2	17
Proceeds from sale of long term assets	-	-	39	-	-	2	39

Net cash used in investing activities	(540)	(144)	(402)	(259)	(69)	(136)	(546)

Cash flows from financing activities
Proceeds from derivative contracts, net	9	2	17	5	1	2	31
Repayment of long-term loans from banks	-	-	(648)	-	-	-	(648)
Repayment of debentures	(332)	(88)	(125)	(168)	(44)	(125)	(125)
Proceeds from issuance of debentures, net of issuance costs	989	263	589	-	-	-	589
Dividend paid	(898)	(239)	(1,225)	(302)	(80)	(270)	(1,525)
Interest paid	(190)	(50)	(175)	(112)	(30)	(87)	(175)

Net cash used in financing activities	(422)	(112)	(1,567)	(577)	(153)	(480)	(1,853)

Changes in cash and cash equivalents	701	187	(716)	(247)	(65)	-	(636)
Balance of cash and cash equivalents at beginning of the period	275	73	911	1,223	325	195	911
Balance of cash and cash equivalents at end of the period	976	260	195	976	260	195	275

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the nine and three months ended September 30, 2009 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2008.
These condensed consolidated financial statements were approved by the Board of Directors on November 15, 2009.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for derivative financial instruments and current investments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of September 30, 2009, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2009 (NIS 3.758 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of September 30, 2009	3.758	205.2
As of September 30, 2008	3.421	199.5
As of December 31, 2008	3.802	198.4

Increase (decrease) during the period:

Nine months ended September 30, 2009	(1.2%)	3.4%
Nine months ended September 30, 2008	(11.1%)	4.3%
Three months ended September 30, 2009	(4.1%)	1.2%
Three months ended September 30, 2008	2.1%	2.1%
Year ended December 31, 2008	(1.1%)	3.8%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	Intangible assets

As of June 30, 2009, the Company changed its accounting policy with respect to recognizing losses from subsidized equipments sold together with a fixed-term service contract that include minimum guaranteed revenue. The Company’s accounting policy prior to the adoption of the accounting change was to recognize losses from the sale of equipments upon delivery of the equipment to the subscriber. The Company’s new accounting policy with respect to such transactions is to capitalize such losses as long as the flow of the economic benefits from the fixed-term service contract is considered enforceable. Such losses are capitalized as intangible assets and amortized using the straight line method over an 18 months period that represent the expected life of the relationship with the subscriber which is not longer than their minimum enforceable period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.           Intangible assets (cont'd)

The Company believes that the new accounting policy better reflects the subscriber acquisition cost and the benefits derived from the subscriber, providing more relevant information regarding the results of operations of the Company. The accounting policy change was retroactively applied to all reported periods. Presented hereunder is the effect of the retrospective application on the relevant items:

(1)           Effect on the statement of financial position

	September 30,		December 31,
	2009	2008	2008	2007
	NIS millions	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Intangible assets prior to the accounting policy change	647	672	675	685
Effect of retrospective application	60	67	68	62
Intangible assets after retrospective application	707	739	743	747

Current tax liabilities prior to the accounting policy change	110	65	65	122
Effect of retrospective application	17	19	20	18
Current tax liabilities after retrospective application	127	84	85	140

	September 30,		December 31,
	2009	2008	2008	2007
	NIS millions	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Retained earnings prior to the accounting policy change	370	403	352	869
Effect of retrospective application	42	48	48	44
Retained earnings after retrospective application	412	451	400	913

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(2)           Effect on consolidated statement of income and on consolidated statement of comprehensive income

	Nine-month period ended		Year ended
	September 30,		December 31,
	2009	2008	2008
	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)

Cost of revenues prior to the accounting policy change	2,477	2,554	3,402
Effect of retrospective application	9	(5)	(6)
Cost of revenues after retrospective application	2,486	2,549	3,396

Income tax prior to the accounting policy change	280	290	389
Effect of retrospective application	(3)	1	2
Income tax after retrospective application	277	291	391

Net income for the period prior to the accounting policy change	917	742	985
Effect of retrospective application	(6)	4	4
Net income for the period after retrospective application	911	746	989

Basic earnings (loss) per share (in NIS) prior to the accounting policy change	9.32	7.60	10.08
Effect of retrospective application	(0.06)	0.04	0.04
Basic earnings (loss) per share (in NIS) after retrospective application	9.26	7.64	10.12

Diluted earnings (loss) per share (in NIS) prior to the accounting policy change	9.24	7.48	9.92
Effect of retrospective application	(0.07)	0.04	0.04
Diluted earnings (loss) per share (in NIS ) after retrospective application	9.17	7.52	9.96

B.           First adoption of new standards and interpretations

1.
Revised IAS 23 Borrowing Costs. Starting January 1, 2009, the Company applies IAS23 revised. The revised standard is applied for qualifying assets for which the commencement of capitalization started on January 1, 2009 or after. The revised standard had no material impact on the Company's financial statements.

2.
Revised IAS 1 Presentation of Financial Statements. Starting January 1, 2009, the Company applies IAS1 revised. The revised standard allows presentation of total comprehensive income in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in single statement), or in an income statement and a separate statement comprehensive income. The Company elected to present a separate statement on comprehensive income. In addition, the Company presents statement of changes in shareholders' equity as part of its financial statements, rather than in the notes of the financial statements as was presented prior to the adoption of the revised standard. The revised standard was applied retrospectively.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.           First adoption of new standards and interpretations (cont'd)

3.
IFRIC 13 Customers Loyalty Programs. Starting January 1, 2009, the Company applies IFRIC 13 which addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. IFRIC 13 had no material impact on the Company's financial statement.

4.
IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Company's 2009 consolidated financial statements, requires the disclosure of segment information based on the internal reports regularly reviewed by the Company's Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Company presents one business segment information.

C.            Reclassification
The company performed a reclassification in the consolidated statements of financial position between "other receivables" and  "current investments, including derivatives" items with respect to financial derivatives balance for the comparative amounts of September 30, 2008 and December 31, 2008 in the amounts of NIS 68 million and NIS 72 million respectively, thus providing better presentation of financial position items.

Note 4 - Shareholders' Equity

Dividends declared during the reported period are as follows:

	Nine-month period ended		Three-month period ended
	September 30, 2009		September 30, 2009
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2D)		(Note 2D)
	NIS millions	US$ millions	NIS millions	US$ millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

2.75 NIS per share	270	72	-	-
3.36 NIS per share	330	87	-	-
3.05 NIS per share	300	80	300	80
	900	239	300	80

On March 30, 2009, the Company paid a cash dividend in the amount of NIS 2.75 per share, totaling approximately NIS 270 million.

On June 22, 2009, the Company paid a cash dividend in the amount of NIS 3.36 per share, totaling approximately NIS 330 million.

On September 14, 2009, the Company paid a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 300 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 4 - Shareholders' Equity (cont'd)

On November 15, 2009, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.90 per share, totaling approximately NIS 286 million, to be paid on December 14, 2009, to the shareholders of the Company of record at the end of the trading day in the NYSE on December 2, 2009. The total dividend amount may increase up to approximately NIS 287 million if new shares are issued prior to the dividend record date, as a result of the exercise of options (for additional details please see the Company's annual financial statements as at December 31, 2008, Note 17).

Note 5- Debentures

In April 2009, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for a total consideration of approximately NIS 215 million. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In April 2009, the Company issued debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 789 million in exchange for a total consideration of approximately NIS 785 million. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, to offer and sell debt, equity and warrants in Israel, from time to time.

Note 6 - Commitments

The Company has entered into a contract with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. In the contract, the Company has committed to purchase a minimum quantity of handsets during a period of three years, which is expected to represent a significant portion of the Company's expected handset purchase amount over that period. The total  amount of the purchases will depend on the prices of the handsets purchase price at the time of purchase.

Note 7 - Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. Described hereunder new lawsuits filed during the period or updates of lawsuits presented in 2008 annual financial statements :

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 7 - Contingent Liabilities (cont'd)

1.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009, and the claim will be considered as a class action. The total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish.

2.
In February 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv by plaintiffs alleging to be subscribers of the three defendants, in connection with sums that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units the defendants were allegedly authorized to charge under their licenses for calls initiated or received by subscribers while abroad. In August 2009 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the total amount claimed from the cellular operators was estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193 million was attributed to the Company.

3.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charged its subscribers for content services without obtaining their specific consent in a manner which complies with the provisions of its general license. In April 2009 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 432 million.

4.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the request to try the lawsuit as a class action was approved in relation to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. The Company appealed the decision and requested to withhold proceedings until the appeal is decided. The Company awaits the courts decision The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

5.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. On June 2009, the chief executive officer and the directors were removed from the list of defendants, with the consent of the plaintiff. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 800 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 7 - Contingent Liabilities (cont'd)

6.
In May 2009, a purported class action lawsuit was filed against the Company, in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the Company has misled its subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations in relation thereof. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

7.
In May 2009, a purported class action was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be the Company's subscribers, in connection with allegations that the Company unlawfully charged its subscribers for cellular internet "surfing packages" without obtaining their consent. In November 2009, subsequent to the balance sheet date, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 1.2 billion. A similar purported class action for a total amount of approximately NIS 15 million, filed against the Company in August 2008 was dismissed in July 2009, at the plaintiff's request.

8.
In August 2009, a purported class action lawsuit was filed against the Company, another cellular operator and a third party, in the District Court of Tel-Aviv–Jaffa by a plaintiff alleging to be a subscriber of the company and the other cellular operator. The lawsuit is in connection with sums allegedly charged by the Company in respect of SMS messages sent to the subscribers by the third party without subscriber's consent. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiff to be approximately NIS 33 million, without specifying the amount claimed from each defendant, of which approximately NIS 16.5 million is attributed to the company.

9.
In August 2009, a purported class action was filed against the Company, another cellular operator and two content providers, in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 347 million, of which the sum of approximately 119 million is attributed to the Company.

10.
A dispute exists between the Company and the Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute as at September 30, 2009, is approximately NIS 73 million (including interest and CPI linkage differences). Until a final decision on this matter, the Company has deposited approximately half of the principal of this amount with the Ministry of Communications. The Company has applied to the courts regarding this issue. In November 2009, subsequent to the balance sheet date, the matter was brought before the Supreme Court and the parties have accepted the court's recommendation to  attempt to reach an agreed solution outside the court. The Company cannot estimate the chances of reaching a settlement nor the sum of such settlement, if reached. The Company estimates, based on advice of its legal counsel, that the Company's position will more likely than not be accepted by the court, if the dispute is decided by the court. Nevertheless, given the fact that the company intends to negotiate a settlement, the Company has recorded a provision in the amount of NIS 15 million, which the Company estimates to be an appropriate provision.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Financial Statements

Note 8 – Income Tax

On July 25, 2005, the Israeli parliament enacted the Law for Amendment of the Income Tax Ordinance (No. 147 – "Amendment 147"), which provided for a gradual reduction of the Corporate tax rate up to 25% in 2010 onward.
On July 14, 2009, the Israeli parliament enacted the law of "Economic efficiency improvement" (legislation amendments for the implementation of  the Economic program for the years 2009 and 2010), which provides for an additional gradual reduction of the Corporate tax rate up to 18% in the year 2016 onward. According to the amendments, commencing 2009 the corporate tax rates will be as follows:

Year	Tax Rate
2009	26%
2010	25%
2011	24%
2012	23%
2013	22%
2014	21%
2015	20%
2016 onward	18%

The implication of the aforementioned change in the tax rates resulted in the recognition of tax income of NIS 41 million in the financial statements for the three months ended September 30, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 16, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel